UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OSIRIS ACQUISITION CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68829A103

(CUSIP Number)

Shanna B. Green

Head of Investment Banking Legal – Equity Capital Markets, Americas and Managing Director

Jefferies LLC

c/o Jefferies Financial Group Inc.

520 Madison Avenue, New York, NY 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68829A103	Schedule 13D	Page 2 of 7 Pages

1.	Name of Reporting Persons: Jefferies Financial Group Inc. I.R.S. Identification Nos. of Above Persons (Entities Only): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68829A103	Schedule 13D	Page 3 of 7 Pages

1.	Name of Reporting Persons: Jefferies LLC I.R.S. Identification Nos. of Above Persons (Entities Only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)
	8.	Shared Voting Power 0 (see Item 5)
	9.	Sole Dispositive Power 0 (see Item 5)
	10.	Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68829A103	Schedule 13D	Page 4 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the report on Schedule 13D filed on January 11, 2023 (the “Schedule 13D”) by Jefferies Financial Group Inc. (“JFG”) and Jefferies LLC (“Jefferies” and together with JFG, the “Reporting Persons”) relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Osiris Acquisition Corp. (the “Issuer”).

This Amendment is being filed to report that the Reporting Persons no longer beneficially own any shares of the Class A Common Stock. On May 30, 2024, in accordance with its amended and restated certificate of incorporation, the Issuer redeemed all of its outstanding shares of Class A Common Stock that were included in the units issued in its initial public offering (the “Public Shares”), at a per-share redemption price of approximately $10.6506578, because the Issuer failed to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation (the “Liquidating Redemption”). As of the close of business on or about May 30, 2024, the Public Shares, including all shares of Class A Common Stock that were beneficially owned by the Reporting Persons, were deemed cancelled and represented only the right to receive the redemption amount. In connection with the warrants of the Issuer beneficially owned by the Reporting Persons expired worthless.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 2. Identity and Background

Items 2(a) – (c) and (f) are hereby amended and restated in their entirety as follows:

(a)	JFG and Jefferies

This Schedule 13D is filed by JFG, a corporation incorporated under the laws of New York and Jefferies LLC, a limited liability company formed under the laws of Delaware. The principal business address of the Reporting Persons is 520 Madison Avenue, New York, New York 10022.

JFG is engaged in investment banking and capital markets, and asset management. Investment banking and capital markets includes investment banking, capital markets and other related services. Investment banking provides underwriting and financial advisory services to clients across most industry sectors in the Americas, Europe, the Middle East and Africa, and Asia Pacific. Capital markets businesses operate across the spectrum of equities and fixed income products. Within asset management, JFG manages, invests in and provides services to a diverse group of alternative asset management platforms across a spectrum of investment strategies and asset classes.

Jefferies LLC, a wholly-owned direct subsidiary of JFG, is a dually-registered broker-dealer and futures commission merchant.

Covered Persons

JFG has a board of directors and executive officers (collectively, the “Covered Persons”). The principal business address of each of the Covered Persons is 520 Madison Avenue, New York, New York 10022. The name, present principal occupation and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

CUSIP No. 68829A103	Schedule 13D	Page 5 of 7 Pages

Covered Persons of JFG

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship
Richard B. Handler	(b)	Director and Chief Executive Officer	United States
Brian P. Friedman	(b)	Director and President	United States
Joseph S. Steinberg	(b)	Director and Chairman	United States
Linda L. Adamany	(b)	Lead Independent Director	United States
Robert D. Beyer	(b)	Director	United States
Matrice Ellis Kirk	(b)	Director	United States
MaryAnne Gilmartin	(b)	Director	United States
Thomas W. Jones	(b)	Director	United States
Jacob M. Katz	(b)	Director	United States
Michael T. O’Kane	(b)	Director	United States
Melissa V. Weiler	(b)	Director	United States
Michael J. Sharp	(b)	Executive Vice President and General Counsel	United States
Matthew S. Larson	(b)	Executive Vice President and Chief Financial Officer	United States
Mark L. Cagno	(b)	Vice President, Controller and Chief Accounting Officer	United States
John Stacconi	(b)	Global Treasurer	United States
Laura E. Ulbrandt DiPierro	(b)	Senior Vice President and Secretary	United States

Covered Persons of Jefferies

Name	Principal Business Address of Employer	Present Principal Occupation	Citizenship
Richard B. Handler	(b)	Chairman, Chief Executive Officer and Director	United States
Brian P. Friedman	(b)	Chairman, Executive Committee and Director	United States
Matthew S. Larson	(b)	Executive Vice President, Chief Financial Officer and Director	United States
Michael J. Sharp	(b)	Executive Vice President, General Counsel and Secretary	United States
John Stacconi	(b)	Treasurer	United States
Mark L. Cagno	(b)	Global Controller, Managing Director	United States
Lauri Scoran	(b)	Chief Compliance Officer	United States

(b)	The principal business address of each of the Reporting Persons and the Covered Persons is set forth in Item 2(a) above.

CUSIP No. 68829A103	Schedule 13D	Page 6 of 7 Pages

(c)	The principal business and principal business address of the Reporting Persons, is set forth in Item 2(a) above. Additionally, the present principal occupation of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in Item 2(a) above.

(f)	The place of organization of JFG and Jefferies, and the citizenship or place of organization, as applicable, of each of the Covered Persons is set forth in Item 2(a) above.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows.

(a) Reporting Persons

Following the Liquidating Redemption, the Reporting Persons do not beneficially own any shares of Class A Common Stock.

Covered Persons

No Covered Persons beneficially own shares of Class A Common Stock.

(b)	See rows 7-10 of the cover pages to this Schedule 13D for information regarding each Reporting Person’s respective power to vote or direct the vote and its power to dispose or direct the disposition of the Class A Common Stock.

(c)	Except for the Liquidating Redemption, the Reporting Persons have not effected and, to the Reporting Persons’ knowledge, none of the Covered Persons has effected any transactions in shares of Class A Common Stock.

(d)	Except as disclosed in the Schedule 13D as amended by this Amendment, no person other than the Reporting Persons and their respective members, shareholders and affiliates have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which the Schedule 13D relates.

(e)	May 30, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On May 30, 2024, in accordance with its amended and restated certificate of incorporation, the Issuer redeemed all of its outstanding shares of Class A Common Stock that were sold in the Issuer’s IPO because the Issuer failed to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on or about May 30, 2024, the Public Shares, including all shares of Class A Common Stock that were beneficially owned by the Reporting Persons, were deemed cancelled and represented only the right to receive the redemption amount. In connection with the Liquidating Redemption, the warrants of the Issuer beneficially owned by the Reporting Persons expired worthless.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
7.01	Warrant Agreement, dated May 13, 2021, between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to the Exhibit 4.1 filed with the Issuer’s current report on Form 8-K filed by the Issuer on May 18, 2021).
7.02*	Joint Filing Agreement by and among the Reporting Persons.

* Previously filed.

CUSIP No. 68829A103	Schedule 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2024

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President and General Counsel

JEFFERIES LLC

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President, General Counsel and Secretary